PENNSYLVANIA
                            PUBLIC UTILITY COMMISSION
                           Harrisburg, PA. 17105-3265

                                            Public Meeting held October 12, 2001

Commissioners Present:


     Glen R. Thomas, Chairman
     Robert K. Bloom, Vice Chairman
     Aaron Wilson, Jr.
     Terrance J. Fitzpatrick


Joint application of Potomac Electric Power Company     Docket Nos.:
(PEPCO), Delmarva Power and Light Company (Delmarva)    A-110004 F5000
and Atlantic City Electric Company (Atlantic) for       A-00091674 F0003
approval of a merger involving PEPCO and Conectiv,      A-00091675 F0003
the parent of Atlantic and Delmarva.


                                      ORDER


BY THE COMMISSION:

     On June 26, 2001, Potomac Electric Power Company (PEPCO), Delmarva Power and Light Company (Delmarva) and Atlantic City Electric Company (Atlantic) filed the above-captioned application pursuant to Chapter 11 of the Pennsylvania Public Utility Code, 66 Pa. C.S. ss.ss.1101-1103 Copies of the application were served upon the Office of Consumer Advocate and the Office of Small Business Advocate. Further notice was not required to be published and no protest period was established. No protests or comments have been received.

     Each of the applicants has been granted a certificate of public convenience to exercise the rights of a foreign public utility in Pennsylvania. As required by the orders pursuant to which those certificates were issued, none of the applicants provides any services for sale to the public

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in Pennsylvania or has any tariffed revenues in Pennsylvania. The three utilities own minority interests in the Conemaugh-Conastone electric transmission line. As authorized by our earlier orders, the applicants have completed or are in the process of completing the sale of their minority interests in the Conemaugh Generating Station and, in the case of Atlantic, a minority interest in the Peach Bottom Nuclear Generating Station. They continue to distribute electric service in their respective service territories in New Jersey, Delaware, Maryland, Virginia and the District of Columbia and have affiliates that engage in the marketing of electric power.

     Delmarva and Atlantic are direct subsidiaries of Conectiv, a publicly-owned holding company registered with the Securities And Exchange Commission under the Public Utility Holding Company Act of 1935. Conectiv is not an operating utility. PEPCO is a publicly owned entity which, in addition to being a regulated distribution company, owns various subsidiaries engaged in related activities not subject to state utility regulation.

     The applicants now propose a merger of , generally, PEPCO and Conectiv. Following certain intermediate transactions, a new regional holding company will be formed, known temporarily as New RC, Inc. (New RC). PEPCO and Conectiv will become direct wholly-owned subsidiaries of New RC. Atlantic and Delmarva will continue to be direct subsidiaries of Conectiv, thus becoming second-level subsidiaries of New RC. PEPCO, Atlantic and Delmarva will continue to be certificated foreign utilities in Pennsylvania, and will continue to hold their current rights as such utilities.

     In their application, the applicants aver that the merger and related transactions will not raise any market power issues for Pennsylvania retail electricity users. Having divested themselves of all generating assets in Pennsylvania and having only a small amount ion other states, the combination of the three utilities will not be able to exercise have amassed any market power in the competition for generation customers. In transmission, the utilities will, together, still own only a minority interest in the Conemaugh-Conastone transmission line and, moreover, that line is under the control of the independent system operator, PJM. On both counts, we agree with the applicants. As to distribution, the applicants are and will be prohibited from acting as

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operating distribution utilities in Pennsylvania, and therefore the market power issue for that sector is simply absent

     The applicants also point to the expected effects in the distribution service territories of the applicants. They foresee the larger size as enabling the utilities to implement more advance technologies in such areas as outage management systems and customer call centers, expect to be able to more efficiently deploy crews and equipment in emergencies. None of this will normally provide any direct benefit to Pennsylvania retail users but by making for a stronger neighboring utility that may make for better response to regional emergencies and to increase the resilience of PJM. We find that such potential for contributions to the public interest allows the transactions to meet the standard set by City of York v. Pennsylvania Public Utility Commission, 446 Pa. 136, 295 A.2d 825 (1972), that the change in de facto control provide an affirmative public benefit.

     Having reviewed the instant application, we have determined that the proposed transactions leading to a change in the control of PEPCO, Atlantic and Delmarva are necessary or proper for the service, accommodation, convenience, or safety of the public, and that the application should be approved; THEREFORE,

IT IS ORDERED:

     1. That the joint application of Potomac Electric Power Company, Delmarva Power and Light Company and Atlantic City Electric Company concerning a merger and change in control is hereby approved and that a certificate of public convenience be issued evidencing our approval.

     2. That within 60 days of the consummation of the change in control approved in Ordering Paragraph No. 1, above, the three applicants notify this Commission of such consummation.

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     3. That if the applicants determine that the proposed change in control will not take place, the applicants promptly notify this Commission of such determination.


                                       BY THE COMMISSION


                                       James J. McNulty
                                       Secretary

(SEAL)

ORDER ADOPTED:  October 12, 2001

ORDER ENTERED:  October 15, 2001

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